May 2, 2006

Jeffrey E. Butler
President and CEO
The American Education Corporation
7506 N. Broadway Extension, Suite 505
Oklahoma City, Oklahoma 73116

RE:     **Amendment No. 3 to Schedule 13E-3**
        **Filed April 17, 2006**
        **File No. 5-54041**

        **Form 10-KSB for fiscal year ended December 31, 2005**
        **Forms 10-QSB for the fiscal quarters ended June 30, 2005 and September 30, 2005**
        **File No. 0-10873**

Dear Mr. Butler:

        We have reviewed the filings referenced above and your response letter dated April 17, 2006 and have the following additional comments.

Schedule 13E-3

Disclosure Statement

Related Party Transactions, page 5

1.      We refer you to comment 4 of our letter dated January 27, 2006.   Please also revise to discuss the reasons why the board determined the loan and its terms were in the best interest of shareholders and the motivating factors for this transaction at the time the original provisions were agreed to in 2000.  Please supplementally provide us with any board minutes or similar documentation that discusses the terms of the original note prior to January 30, 2004 or revise your disclosure to indicate that no such documents exist.

2.      We refer you to comment 5 of our letter dated January 27, 2006.  As previously requested, cite the accounting literature that supports your accounting for the repayment of the CEO loan as a repurchase of stock by the Company and your position that the repayment of the loan, with shares valued significantly less than the amount owed, does not represent compensation to Mr. Butler.

3.      We refer you to comment 5 of our letter dated January 27, 2006.  Please advise if the bonus paid to Mr. Butler is part of his bonus listed on the Summary Compensation Table

in the above referenced Form 10-KSB.  Please also revise the "Related Party Transaction" section to discuss the value of and reasons for the bonus.

Special Factors

Background, page 7

4.      We refer you to comment 7 of our letter dated January 27, 2006:

- It remains unclear what prompted the board to discuss the various benefits and detriments of remaining a public company on July 23, 2004, in view of the fact that the various factors contributing to the company's decision to go private had been present prior to this date.  Please expand your disclosure to identify the person or persons who first raised the issue of taking the company private at this meeting and further explain why management first initiated "serious" discussions about going private in July 2004 rather than some earlier date due to the company's ongoing financial difficulty and since the passage of the Sarbanes-Oxley Act.

- Please revise to state, if true, that the "various methods of going private" presented by the special counsel were the same alternatives discussed in the "Alternatives to the Transaction" section.

- Please describe generally the information presented in the management presentation on October 4, 2004.

- Please disclose the concerns expressed in your response concerning the absence of detailed description of the informal meetings held between October 2004 and June 2005.

- Disclose your response concerning the interaction and role of the principal shareholders.

5.      We refer you to comment 8 of our letter dated January 27, 2006.  Please advise if the special counsel or any other consultants made presentations at the December 21, 2005 and April 14, 2006 meetings and discuss the details of the presentations.   Further we note that you hired a consultant to integrate Learning Letter Sounds and provide "advice regarding the future of Dolphin."  Please advise if the consultants also provided guidance on the going private transaction and if Mr. Prust was the person who consulted on this issue.

Factors Considered by the Board of Directors, page 14

6.      We note that you disclose that one of the factors favoring the transaction was "the trading price range of the Company's securities over a period of three-years immediately

preceding the preparation of the offer." Please expand this disclosure to provide a materially complete discussion of your trading price range over the past three years and explain how it supports your conclusion as to the fairness of the transaction to your unaffiliated security holders that will be cashed out and those that will remain.

Fairness of the Transaction, page 17

7.      We refer you to comment 14 of our letter dated January 27, 2006. Please revise to discuss why you assumed the 5% growth rate and discount rates ranging from 20% to 30%.

8.      Please revise this section to discuss if certain extraordinary events in 2005 affected your calculations and determinations discussed in this section. For example, we note you intend to save $400,000 by restructuring Dolphin in 2006, (page 4 of your Form 10-KSB), the disturbances in the Gulf Coast region and adjoining metropolitan areas, and the large increase in costs associated with the privatization transactions and sale of LPL.

9.      We note your deletion of disclosure that stated the "board believes that actual sales of stock are the best indicators of value" in the section headed "Unaffiliated Stockholders to be Cashed-Out in the Transaction." Please tell us, with a view toward revised disclosure, your reason for deleting the disclosure. Has the board revisited its analysis in light of the temporary increase in the market price of your stock? Does the board no longer believe its previous assertion?

10.     We refer you to the "Reasoning of Specific Board Members" on page 23. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed by *each* filing person. To the extent that any one or more of such factors was not considered, or was given little weight, this should be explained to security holders. Further, conclusory statements regarding the factors in instruction 2 of Item 1014 are not sufficient. In this regard, each board member's discussion regarding fairness should be expanded to provide a materially complete discussion regarding each factor considered. See Question and Answer No. 20 in Exchange Act Release No. 34-17719. For example, it is insufficient to merely disclose that "[t]he trading history and market for the Company's securities have proven to be illiquid and volatile." In the alternative, if your board members relied on the analysis of another, they must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation.

Effects of the Transaction, page 28

11.     Please revise to ensure that you include a reasonably thorough discussion of the detriments of the reverse stock split. See Instruction 2 to Item 1013 of Regulation M-A. For example, one of the adverse effects of the transaction will be that unaffiliated

security holders will be required to surrender their shares involuntarily in exchange for a cash price determined by your board and that security holders will not have the right as a result of the reverse stock split to liquidate their shares at a time and for a price of their choosing.  Also, revise to discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that Officers of the company will no longer be required to certify the accuracy of its financial statements.

Other Issues Related to the Transaction

Source and Amount of Funds

Borrowed Funds, page 31

12.     We note your current report on Form 8-K filed on April 28, 2006 with respect to changes in your credit facility with UMB Bank.  Please revise this section to update your disclosure accordingly.

Financial and Other Information

Pro Forma Financial Information, page 31

13.     Rename the "Consolidated Statement of Income" as the "Consolidated Statement of Operations".  In addition, revise each of the headings in this section to clearly indicate that amounts depicted represent unaudited pro forma financial information.

14.     Pro forma financial information should consist of a pro forma condensed balance sheet, pro forma condensed statements of operations and accompanying explanatory notes. Revise to remove the statement of cash flows from your presentation. See Regulation S-X, Rule 11-02(b)(1).

15.     The historical statement of operations should not report operations of a segment that has been discontinued, rather, only the portion of the statement of operations through "income from continuing operations" should be presented.  See Instruction 1 to Rule 11-02 of Regulation S-X.

16.     Tell us what you mean by the statement that you have included "$82,600 of transaction costs that had not been recognized at December 31, 2005."  Please clarify whether this amount represents unaccrued costs related to 2005 or whether these costs were incurred in 2006.  Be advised that nonrecurring charges and the related tax effects which result directly from the transaction should be separately disclosed but should not included in the pro forma historical financial information.  Revise accordingly.  See Regulation S-X, Rule 11-02(b)(5).

Form 10-KSB for the year ended December 31, 2005.

Controls and Procedures, page 20

17.     We refer you to comment 70 of our letter dated July 27, 2005.   Please revise the first sentence of this section to conform to Rule 13a-15(e).

18.     Please revise to clearly state the conclusion that your principal executive and principal financial officers reached regarding the effectiveness of your disclosure controls and procedure.  See Item 307 of Regulation S-B.  Since you have discussed the limitations on the effectiveness of controls, when providing your conclusion, please ensure that you discuss whether your controls are effective at the "reasonable assurance" level.  Refer to SEC Release No. 34-47986 (June 5, 2003), Section F.4.

Independent Auditors Report, page 30

19.     We note that the auditor's report is signed by Steakley & Gilbert PC, a firm that does not appear to be registered with the PCAOB.  We note that the prior years' audit report was signed by Steakley, Gilbert & Morgan PC, a firm that is registered with the PCAOB.  Pursuant to Rule 2100 of the PCAOB each public accounting firm that prepares or issues an audit report with respect to any issuer must be registered with the Board.  Tell us how you have considered Rule 2100 of the PCAOB in engaging Steakley & Gilbert PC to audit your financial statements.

Exhibits

20.     Please revise your Form 10-KSB in accordance with prior comment 50 of our letter dated November 23, 2005.

21.     Please note in the future you should include the exact language contained in statements 2, 3, and 4.  For example, we note you discuss Annual Report throughout your certifications after statement 1 as opposed to just the term "report."

Forms 10-QSB for the quarter ended September 30, 2005 and June 30, 2006

22.     We reissue comment 19.  Please revise your Forms 10-QSB for the quarters ended September 30, 2005 and June 30, 2005.

23.     We note your response to comment 20 of our letter dated January 27, 2006.  It appears you did not rectify your disclosure controls and procedures concerns associated with Mr. Butler's loan until September 9, 2005 at the earliest.   Please advise how the delayed filing of a related party agreement, apparently missing a material term, effected your disclosure controls and procedures effectiveness conclusion for the quarters ended

September 30, 2005 and June 30, 2005.  Consider how this may impact any revised
disclosure pursuant to comment 22.

.

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As appropriate, please amend your filings and with respect to the comments on the
periodic reports respond within 10 business days or tell us when you will provide us with a
response.  You may wish to provide us with marked copies of the amendment to expedite our
review.  Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information.  Detailed cover letters greatly facilitate our
review.  Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Tammy Tangen at (202) 551-3443 or Stephen Krikorian, Accounting
Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements
and related matters.  Please contact Adam Halper at (202) 551-3482 or Dan Duchovny, at (202)
551-3619 with any other questions.  If you require additional assistance you may contact Mark
Shuman at (202) 551-3462, or in his absence you may contact me at (202) 551-3730.

Sincerely,


Barbara Jacobs
Assistant Director

cc:     Sent via facsimile
        Jerry A. Warren of
        McAfee & Taft
        (405) 228-7424